787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 22, 2014

VIA EDGAR

Jason Fox

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Opportunity Funds, Credit Suisse Commodity Strategy Funds and Credit Suisse Trust (each, a “Registrant”)
File Nos. 811-09054, 811-21589 and 811-07261
Forms N-CSR

Dear Mr. Fox:

This letter responds to a comment on the N-CSR filings for Credit Suisse Opportunity Funds for the fiscal year ended October 31, 2013, Credit Suisse Commodity Strategy Funds for the fiscal year ended October 31, 2013 and Credit Suisse Trust for the fiscal year ended December 31, 2013 that you provided in a telephone conversation with the undersigned on July 22, 2014.  The filings contained the Annual Report for each of the series of the respective Registrants.

For your convenience, the substance of your comment has been restated below in italicized text.    The Registrants’ response to the comment is set out immediately under the restated comment.

Comment:                      Please explain the reason for the filing of the Notice of disclosure filed pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 with the filing of each N-CSR.

Response:                     Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added a new subsection (r) to section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”), requiring a public reporting issuer to disclose in its annual or quarterly reports whether it or any of its affiliates have knowingly engaged in specified activities or transactions relating to Iran, including activities not prohibited by U.S. law and conducted outside the U.S. by non-U.S. affiliates in compliance with local law and file a separate notice with the SEC informing the SEC that such disclosure has been made. The Registrants’ investment adviser, Credit Suisse Asset Management, LLC is an indirect wholly-owned subsidiary of Credit Suisse AG.  The Registrants have been advised

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

that, in 2005 and earlier, Credit Suisse AG, through a business line operating in Switzerland, entered into export finance credit facilities involving Iranian parties, through bilateral contracts and as a member of lending syndicates.  As a result of such activity, it appears that the Registrants are required to provide certain disclosures pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act.  Pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act, notice is required to be provided that a Registrant has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended October 31, 2013 or December 31, 2013, as applicable.

The Registrants have discovered that the required disclosures were inadvertently not included in their most recently filed N-CSRs.  Accordingly, each Registrant filed an amended N-CSR with the required disclosures on August 20, 2014, as well as a notice of disclosure filed pursuant to Section 219 of ITRA.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:                                Joanne Doldo, Esq., Credit Suisse Asset Management, LLC

Rose DiMartino, Esq., Willkie Farr & Gallagher LLP